Exhibit 4.23

GOLDEN PROMISE PROPERTY AGREEMENT

THIS AGREEMENT made the 1st day of May, 2006.

BETWEEN:

RUBICON MINERALS CORPORATION of Suite 1540, 800 Pender Street,

Vancouver, British Columbia, V6C 2V6

(the “Optionor”)

AND:

CROSSHAIR EXPLORATION & MINING CORP. of Suite 1240,

1140 West Pender Street, Vancouver, BC, V6E 4G1

(“Crosshair”)

WHEREAS:

A. The Optionor, is the beneficial owner of the mining claims described in Schedule A as known as the Golden Promise Property (the “Property”) consisting of an aggregate 10 mineral licences containing 1424 mineral claims, located in the Province of Newfoundland and Labrador.

B. The Optionor, entered into agreements attached as Schedules B, C, D and E herein (the “Underlying Agreements”) with various optionors (collectively, the “Interest Holders”) to acquire 100% right, title and interest in an aggregate 260 mineral claims, included in the total claims described in A above.

C. The Optionor desires to option an interest in the Property to Crosshair and Crosshair is desirous of optioning an interest in the said Property upon the terms and subject to the conditions herein contained.

D. The Optionor has offered to Crosshair to earn a 60% interest in the Property and, after having earned such interest, to participate with the Optionor in forming a joint venture operation for the purposes of further exploring and developing such Property.

NOW THEREFORE in consideration of the premises and of the mutual covenants and provisos herein contained, the parties hereto agree as follows:

1. Grant of Option

In order for Crosshair to exercise the option (the “Option”) and earn a 60% interest in the Property, Crosshair must, over the four year period (the “Option Period”) commencing on the date (the “Execution Date”) of signing of this Agreement by both parties, carry out $4,000,000 in exploration expenditures on the Property, issue 80,000 common shares of Crosshair (the “Shares”) and maintain all Underlying Agreements on the Property, all as more particularly described below.

2. Work Expenditures

In order to keep the Option in good standing, Crosshair shall, in addition to the payments aggregating 80,000 Shares set forth in section 3 hereof, incur during the Option Period, not less than $4,000,000 in Eligible Exploration Expenditures (defined below) on the Property as follows:

a.	$750,000 on or before the first anniversary of the Execution Date (as a firm and binding commitment);

b.	an additional $900,000 on or before the second anniversary of the Execution Date;

c.	an additional $1,100,000 on or before the third anniversary of the Execution Date; and

d.	an additional $1,250,000 on or before the fourth anniversary of the Execution Date.

Any expenditures above the minimum annual work expenditures may be carried forward to subsequent years.

The expenditure requirements in year two, three and four are optional only (but nonetheless required to keep the Option in good standing) and, accordingly, unlike the $750,000 expenditure requirement in year one, are not firm and binding commitments of Crosshair.

For greater certainty, eligible exploration expenditures (“Eligible Exploration Expenditures”) shall be defined as all exploration expenditures and all property filing fees, including all reasonable technical reporting requirements.

Crosshair will act as operator in respect of all exploration programs on the Property throughout the term of this Agreement, subject to the Optionor’s right to manage the exploration programs until the first anniversary of the Execution Date in accordance with the Management Contract attached as Schedule “F” hereto.

3. Share Payments

In order to keep the Option in good standing, Crosshair shall, in addition to the $4,000,000 in Eligible Expenditures set forth in section 2 hereof make, during the Option Period, the following Share payments to Optionor:

a.	20,000 Shares within five business days of the Execution Date;

b.	20,000 Shares on or before the first anniversary of the Execution Date;

c.	20,000 Shares on or before the second anniversary of the Execution Date; and

d.	20,000 Shares on or before the third anniversary of the Execution Date.

In lieu of making any or all of the payments in Shares in 3(b), 3(c), or 3(d) above, Crosshair may elect to make cash payments of $30,000 (on the basis of $1.50 cash in lieu of each Share).

4. Covenants of Crosshair

During the currency of this Agreement, Crosshair shall:

a.	carry out and record work for assessment purposes and as required to maintain the Property in good standing and will file all property work for assessment purposes up to a maximum of ten years assessment credits; and making all other payments which may be necessary in that regard;

b.	carry out exploration work on the Property in a good and workmanlike manner in accordance with good practice in the Canadian Mining industry, in compliance with applicable laws.

5. Covenants of the Optionor

The Optionor covenants with and represents and warrants to Crosshair that:

a.	the Optionor has the authority to enter into this Agreement;

b.	each of the mineral claims comprising the Property has been duly and validly located and recorded in accordance with the applicable laws of Newfoundland and are valid and subsisting mineral claims as of the date of execution and delivery of this Agreement;

c.	the Property is in good standing, free and clear of all liens, charges and encumbrances;

d.	the entering into of this Agreement does not violate any of the terms or conditions of the Underlying Agreements;

e.	to the Optionor’s knowledge, the Interest Holders are the beneficial and registered or recorded holder of a 100% undivided interest in the Property;

f.	the Underlying Agreements are in good standing in all respects (including with respect to payments to be made thereunder) in full force and effect and unamended;

g.	the Optionor is not in default, and is not aware of the Interest Holders being in default of any covenant or agreement arising under or by virtue of the Underlying Agreements;

h.	the Underlying Agreements each constitute the entire agreement between the Optionor and the respective Interest Holders;

i.	the Optionor has not transferred or encumbered or agreed to transfer or encumber the Underlying Agreements or all or any of its right, title or interest in or to the Underlying Agreements, except as provided for in this Agreement;

j.	the Optionor has the exclusive right and authority to enter into this Agreement and to dispose of the Property in accordance with the terms hereof, and that no other person, firm or corporation has any proprietary or other interest in the same;

k.	to the best of the Optionor’s knowledge, information and belief, any and all previous work conducted on the Property was conducted in compliance with all applicable laws;

1.	during the currency of the Option, and while the Optionor is contractor, the Optionor shall, subject to the provisions of section 2, 3 and 10 hereof requiring Crosshair not to be in default under the Option, do all things necessary to maintain the rights to the Property and, except as provided in section 12, shall not divest, discharge or allow any claim, lease or interest in the Property to lapse without the express prior written consent of Crosshair;

m.	the Optionor will promptly provide Crosshair with any and all notices and correspondence from government agencies or the Interest Holders in regard to the Property, work conducted on the Property, or the Underlying Agreements; and

n.	within 10 days of execution of this Agreement the Optionor shall make available to Crosshair all available technical data, geotechnical reports, maps, digital files and other data with respect to the Property in the Optionor’s possession or control, including drill core (which Crosshair may log and sample).

The representations and warranties of the Optionor herein before set out form a part of this Agreement and are conditions upon which Crosshair has relied in entering into this Agreement and shall survive the acquisition of the Property by Crosshair.

6. Termination

Crosshair may elect to terminate this Agreement at any time after the Execution Date provided Crosshair has made the payment of 20,000 Shares required under section 3(a) and fulfilled the firm commitment under section 2(a) to incur not less than $750,000 on or before the first anniversary date of the Execution Date, by providing 30 days written notice to Optionor providing Crosshair agrees to be bound by the terms of this Agreement including those specifically in paragraph 7.

If this Agreement terminates prior to exercise of the Option, Crosshair will:

a.	fund 100% of the costs of such reclamation, rehabilitation, restoration or abandonment work as may be required to be performed under applicable laws to the day of such termination or to make such other provision therefor as is acceptable to Optionor, acting reasonably; and

b.	return all claims with a minimum of 100 days good standing regarding assessment work before the next assessment work anniversary date.

If Crosshair fails to meet any of the obligations set out in section 2, 3 and 10, in order to keep the Option in good standing, the Optionor shall deliver a notice to Crosshair specifying such failure and Crosshair shall have 30 days following receipt of such notice to make such payments or incur such Eligible Exploration Expenditure (or the applicable portion thereof or to pay the Optionor an amount equal to the applicable portion of such payment or Eligible Exploration Expenditure) or otherwise remedy such default. If Crosshair fails to make such payment or meet such Eligible Exploration Expenditures or otherwise remedy such default within thirty (30) days of Crosshair being notified by the Optionor, Crosshair shall be in default of the Option and shall forfeit all interest and rights in the Property and this Agreement.

In the event that Crosshair fails to meet the terms or conditions of this Agreement, the Optionor may as reasonably required seek remedy for any expenditures or loss incurred as a result of the default.

7. Dropping Claims

Crosshair shall, at any time during the Option Period on or after the completion of the first year exploration expenditures, be permitted to drop up to 50% of the mineral claims comprising the Golden Promise Property. To do so, it must provide written notice of its intention to drop the claims to the Optionor who shall then have a right for a period of 60 days to acquire the claims. Crosshair further agrees that any dropped claims will be returned to the Optionor with a minimum of 100 days good standing regarding assessment work before the next assessment work anniversary date.

8. Transfer of Property

a.	Upon written request by Crosshair, the Optionor shall deliver to Crosshair in a timely manner duly executed transfers of the appropriate interest in the licenses forming the Property.

b.	Crosshair shall be entitled to record such transfers at its own cost with the appropriate government office to effect legal transfer of such interest in the Property into the name of Crosshair, provided that Crosshair shall hold such interest in the Property subject to the terms of this Agreement, it being understood that the transfer of such legal title to Crosshair prior to the exercise of the Option is for administrative convenience only.

c.	In the event of such transfer of licenses, Crosshair will provide all relevant claim information, including but not limited to any notices relating to the required payments, assessment work, or pending notices on such claims or licenses, in a timely manner to the Optionor while the Optionor is operator.

9. NSR Buy Down

Upon Crosshair earning an interest in the Property, Crosshair will also earn an equivalent interest in the right of Optionor to buy down any of the net smelter returns royalties granted in the Underlying Agreements.

10. Underlying Agreements

Crosshair acknowledges and agrees to be bound by the terms of the Underlying Agreements during the Option Period and to make the cash payments under the Underlying Agreements required to keep the Underlying Agreements in good standing. Any payments in shares required to be made under the Underlying Agreements will be made by the Optionor.

All monies that are held as security deposits with the Newfoundland Government as of the date of this Agreement will be refunded to Optionor upon filing of the required assessment work.

For Government grants received for work on the Property, as funded by Crosshair, such reimbursement cheques shall be paid to Crosshair.

11. Area of Interest

There shall be a prior area of interest (the “Prior Area of Interest”) that is the same as that described in the Underlying Agreements. There shall also be, for the purposes of this Agreement, an area of interest (“AOI”) that shall include all property within 2km from the outer boundary of the Property, as constituted at the date hereof.

If either party acquires property within the AOI or Prior Area of Interest, whether by map staking or through a third party, then the acquiring party shall offer the property to the other party for inclusion in the Property subject to the terms of this Agreement. If Crosshair acquires any such property during the Option Period, then those costs will be credited towards Eligible Exploration Expenditures. If the Optionor acquires property within the AOI or Prior Area of Interest during the Option Period and Crosshair accepts such property as part of the Property with written notice, then Crosshair shall pay and/or reimburse to the Optionor 100% of the acquisition costs, which shall be credited towards Eligible Exploration Expenditures.

The acquiring party shall offer the property within thirty (30) days of formal acquisition to the other party in writing for inclusion in the Property and the other party shall have thirty (30) days from the date of written notice by the acquiring party to accept the acquired property for inclusion in the Property. For greater certainty, if the other party does not accept the offer in writing within thirty (30) days, the other party shall be deemed not to have accepted the inclusion of the acquired property for inclusion into the Property.

For greater certainty, in the event that the 2km AOI as defined in the Victoria Lake Property Agreement between Rubicon Minerals Corporation and International Lima Resources Corp. (now Crosshair) on the Victoria Lake Property, NL dated February 14, 2003, overlaps with the AOI defined in this section 11 and shown in Schedule A of this agreement, the Victoria Lake Property Agreement AOI shall supercede and take precedence.

Formal acquisition shall be the issuance date of a licence or licences for a staking application or the date when an option agreement is fully executed.

12. Assignment

This Agreement shall inure to the benefit of and be binding upon each party’s assigns and successors.

In the event that either party wishes to assign or sell its interest in this Agreement or the Property, then such party shall offer the other party the right of first offer on its interest. Such right shall be exercisable within 30 days of either party receiving written notification from the other party of its intention to sell its interest (“Offered Interest”).

However, notwithstanding any other term in this Agreement, in the event that either party should “spin off” their Newfoundland land holdings into a new company (“NfCo”) through Plan of Arrangement or other similar corporate procedure or transaction, then such party may assign this Agreement to NfCo without the other party’s consent upon the condition that NfCo undertakes in writing to be bound by this Agreement. Crosshair hereby acknowledges that the Optionor is proposing such corporate reorganization as is outlined in its news release dated November 21, 2005.

For greater certainty, nothing contained in the provisions of this section 12 shall prevent any party from entering into any corporate reorganization, merger, amalgamation, takeover bid, plan of arrangement, or any other such corporate transaction which has the effect of, directly or indirectly, selling, assigning, transferring, or otherwise disposing of all or a part of the Offered Interest.

13. Formal Agreement and Joint Venture

In the event that Crosshair fulfills the requirements of the Option and thereby earns an undivided 60% right, title and interest in and to the Property, Crosshair and the Optionor will be deemed to have formed a joint venture with the initial participating interests therein being Crosshair 60% and the Optionor 40%. The parties agree to use their reasonable best efforts to complete a formal Joint Venture agreement prior to the end of the Option Period. The formal agreement would include but not be limited to the above terms and shall include those terms and items contemplated in Schedule G. In the event that such contemplated formal agreement is not completed, this Agreement shall remain in force and effect and the provisions set out in Schedule G shall govern the Joint Venture.

14. Confidentiality

The parties agree to keep all information pertaining to this Agreement and all data and information concerning the Property confidential unless required by regulatory or similar related disclosure. Subject to applicable law, both Optionor and Crosshair agree to provide the other with a minimum of 48 hours to review any news releases pertaining to this Agreement or the Property. Each party shall be permitted to make comments on each release, and the other party agrees to take such comments into account before issuing any release.

15. Reports

If at any time during the Option Period the Optionor is not the contractor for the exploration programs, Crosshair shall, as Operator, provide monthly summary technical and accounting reports to Optionor. While the Optionor is contractor, it shall furnish monthly summary reports and accounting reports to Crosshair.

16. Notice

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or if mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by prepaid telegram or by telecopier, in the case of the Optionor addressed as follows:

Suite 1540 – 800 West Pender Street

Vancouver, British Columbia, V6C 2V6

Attention: Michael Vande Guchte

Telephone No.: 604.623.3333

Fax: 604.623.3355

Email: mikevg@rubiconminerals.com

and in the case of Crosshair addressed as follows:

Suite 1240,1140 West Pender Street

Vancouver, BC, V6E 4G1

Attention: Mark J. Morabito, President

Telephone No.: 604.681.8030

Fax: 604.681.8039

Email: mark@crosshairexploration.com

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed, or telegraphed, on the third business day after the date of mailing or telegraphing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

17. Counterparts

This Agreement, notices and future amendments, if any, associated with it may be signed by facsimile in as many counterparts as may be required.

18. Arbitration

Any dispute or conflict between the parties concerning this Agreement which cannot be settled by them shall be submitted firstly to a mutually agreeable mediator who will have no authority to bind the parties and, in the event that mediation efforts are unsuccessful, to a single arbitrator pursuant to the provisions of the Commercial Arbitration Act (British Columbia) or, if the parties cannot agree upon a single arbitrator, to three arbitrators, one appointed by Crosshair, one appointed by the Optionor and a third appointed by the arbitrators appointed by Crosshair and the Optionor. Arbitration proceedings shall take place in Vancouver, British Columbia, at such place that the arbitrator or arbitrators shall determine.

19. Prior Agreements

This Agreement supersedes and replaces all prior agreements between the parties hereto with respect to the Property, which said prior agreements shall be deemed to be null and void upon the execution hereof.

20. Governing Law

This Agreement will be interpreted in accordance with the laws of the Province of British Columbia and will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns

IN WITNESS WHEREOF the parties hereto have hereunto executed these presents as of the day and year first above written.

RUBICON MINERALS CORPORATION

/s/ J. GARFIELD MACVEIGH
Authorized Signatory

J. Garfield MacVeigh
Chairman of the Board

CROSSHAIR EXPLORATION & MINING CORP.

/s/ MARK J. MORABITO
Authorized Signatory